123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

May 5, 2017

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Jennifer Thompson, Accounting Branch Chief

Division of Corporation Finance, Office of Consumer Products

Mail Stop 3561

100 F Street, NE

Washington, DC 20549-3561

RE:	AutoZone, Inc.
Form 10-K for Fiscal Year Ended August 27, 2016
Response Dated April 10, 2017
File No. 1-10714

Dear Ms. Thompson:

AutoZone, Inc. (the “Company”) respectfully acknowledges receipt of and is pleased to respond to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended August 27, 2016. Below is our response to the comments in your letter dated April 24, 2017. For your convenience of reference and review, we have repeated your comment as presented in the letter and replied in bold immediately under the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Reconciliation of Non-GAAP Measures, page 31

1.	We have reviewed your response to comment 1 and have the following comments:

•	It appears from your response that management intends for debt levels to fluctuate with EBITDAR in order to target the debt portion of your capital structure to a 2.5:1 ratio of adjusted debt to EBITDAR. Therefore, to the extent that EBITDAR continues to grow, debt levels also are expected to grow. Please disclose this information to your investors as we believe it provides important information allowing investors to better view your company through the eyes of management and to better assess the likelihood that past performance is indicative of future performance.

•	We note that your non-GAAP measure presents the increase in cash you would have experienced if you had not repurchased shares. If you disclose the positive effects that would have resulted from not repurchasing shares, such as the increase in your cash, you should balance that disclosure by describing other effects of this decision that may be less desirable to your investors. For example, not repurchasing your shares presumably would have resulted in lower earnings per share and a lower stock price. Please revise your disclosure accordingly.

AutoZone Response:

Beginning with our next annual filing, we will revise our Liquidity and Capital Resources and the Reconciliation of Non-GAAP Financial Measures discussions to respond to the above comment, as well as the comments in your letter dated March 22, 2017. If we had included these revised disclosures in our Form 10-K for the year ended August 27, 2016, it would have read as follows (with key changes underlined):

Liquidity and Capital Resources – Debt Facilities section

For the fiscal year ended August 27, 2016, our adjusted debt to earnings before interest, taxes, depreciation, amortization, rent and share-based compensation expense (“EBITDAR”) ratio was 2.5:1 as compared to 2.5:1 as of the comparable prior year end. We calculate adjusted debt as the sum of total debt, capital lease obligations and rent times six; and we calculate EBITDAR by adding interest, taxes, depreciation, amortization, rent and share-based compensation expense to net income. We target our debt levels to a ratio of adjusted debt to EBITDAR in order to maintain our investment grade credit ratings and believe this is important information for the management of our debt levels. To the extent EBITDAR continues to grow in future years, we expect our debt levels to increase; conversely, if EBITDAR declines, we would expect our debt levels to decrease. Refer to the “Reconciliation of Non-GAAP Financial Measures” section for further details of our calculation.

Liquidity and Capital Resources – Stock Repurchases section

For the fiscal year ended August 27, 2016, cash flow before share repurchases and changes in debt was $1.167 billion as compared to $1.018 billion during the comparable prior year period. Cash flow before share repurchases and changes in debt is calculated as the net increase or decrease in cash and cash equivalents less increases in debt plus share repurchases. We use cash flow before share repurchases and changes in debt to calculate the cash flows remaining and available to increase shareholder value in the form of share repurchases. We believe this is important information regarding our allocation of available capital where we prioritize investments in the business and utilize the remaining funds to repurchase shares, while maintaining debt levels that support our investment grade credit ratings. If we allowed these funds to accumulate on our balance sheet instead of repurchasing our shares, we believe our earnings per share and stock price would be negatively impacted. Refer to the “Reconciliation of Non-GAAP Financial Measures” section for further details of our calculation.

Reconciliation of Non-GAAP Financial Measures – Reconciliation of Non-GAAP Financial Measure: Cash Flow Before Share Repurchases and Changes in Debt section

The following table reconciles net increase (decrease) in cash and cash equivalents to cash flow before share repurchases and changes in debt, which is presented in “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

	Fiscal Year Ended August
(in thousands)	2016	2015	2014	2013	2012
Net cash provided by/(used in):
Operating activities	$1,577,329	$1,525,123	$1,341,234	$1,415,011	$1,223,981
Investing activities	(505,835)	(567,911)	(447,968)	(527,295)	(374,761)
Financing activities	(1,052,797)	(896,702)	(911,557)	(847,022)	(843,433)
Effect of exchange rate changes on cash	(4,272)	(9,686)	585	(1,596)	(300)

Net increase/(decrease) in cash and cash equivalents	$14,425	$50,824	$(17,706)	$39,098	$5,487
Less: Increase in debt, excluding deferred financing costs	299,900	303,800	156,800	418,652	418,729
Plus: Share repurchases	1,452,462	1,271,416	1,099,212	1,387,315	1,362,869

Cash flow before share repurchases and changes in debt	$1,166,987	$1,018,440	$924,706	$1,007,761	$949,627

Please let us know if you have any further questions or if we can clarify any other issue that you may have.

Yours truly, AutoZone, Inc.

By:	/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer and Executive Vice President Finance and Information Technology